Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

05005279

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
JAN 18 2005
WASH. D.C.
213

Our Ref: LB/CS/24/3

Your Ref: 82-2782

12 January 2005

Dear Sirs

RE: Stock Exchange Announcement

Please find attached a copy of the stock exchange announcement issued on behalf of Kelda Group plc with effect from 12 January 2005.

This announcement is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
JAN 24 2005
THOMSON
FINANCIAL

dw 1/24

Kelda Group plc announces that following its selection as preferred bidder reported in its interim results announcement on 8 December, it has now entered into the asset operation agreement with Dwr Cymru/Welsh Water for the operation and maintenance of Dwr Cymru's waste water collection and treatment facilities in South Wales. The agreement is for 15 years, subject to 5 yearly reviews, and is expected to be worth approaching £700 million in total revenues.

For further information contact:

Rob Salmon

Director of Corporate Affairs

01274 692639

END

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Wednesday, 12 January 2005 14:27:47
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